# NightRide Thermal, Inc.



# ANNUAL REPORT

1801 Dorchester Road #3i

Brooklyn, NY 11226

0

https://getnightride.com/

This Annual Report is dated April 9, 2025.

## BUSINESS

Overview

NightRide Thermal, Inc. ("NightRide" or the "Company") manufactures and sells vehicle-mounted thermal cameras for primarily professional and commercial use. NightRide cameras offer high-resolution thermal imaging purpose-built for vehicle mounting. The NightRide technology enables reliable vision and identification of objects, obstacles, people, and risks in darkness, smoke, and low-visibility weather. NightRide currently serves the following B to B and B to G markets: public safety and emergency management; local, state, tribal, and federal government agencies; private security, construction, and utilities; wildlife control and outdoor enthusiasts; and the military, defense, and intelligence communities.

Active Litigation

A lawsuit was filed by Epicenter Innovation, LLC in August 2021 in the New York State Supreme Court, to recover the sum of $21,224, allegedly due on a contract entered into by the parties in September 2019, whereby the plaintiff Epicenter was to provide to the defendant NightRide certain marketing services. NightRide has refused to pay, claiming that Epicenter failed to provide a substantial portion of the services contracted for. The case was dismissed by the Court in November 2024.

Corporate History

The Company was originally formed on 9/5/18 as Wesa, LLC, a New York limited liability company. On 8/13/21, NightRide Thermal, LLC was organized as a Delaware limited liability. On 8/24/21, Wesa, LLC (NY) was merged into NightRide Thermal, LLC (DE), with the surviving entity being NightRide Thermal, LLC and Wesa, LLC becoming inactive due to being merged out of existence on 8/31/21. Then on 3/30/23, NightRide Thermal, LLC converted to NightRide Thermal, Inc. as a Delaware C corporation.

## Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $408,055.72

Use of proceeds: Product development, inventory, marketing

Date: March 31, 2021

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $884,197.80

Use of proceeds: Product development, inventory, marketing, conversion of loan from founder

Date: March 11, 2023

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $75,000.00

Number of Securities Sold: 48,077

Use of proceeds: Inventory/production expansion and marketing

Date: July 11, 2023

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $75,000.00

Number of Securities Sold: 48,077

Use of proceeds: Inventory/production expansion and marketing

Date: July 11, 2023

Offering exemption relied upon: 506(b)

Final amount sold: $10,000.00

Number of Securities Sold: 4,762

Use of proceeds: Inventory/production expansion and marketing

Date: 11/14/2023

Offering exemption relied upon: 506(b)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

**Operating Results – 2023 Compared to 2022**

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue

Revenue for fiscal year 2023 was $1,761,261 compared to $2,327,611 in fiscal year 2024.

In 2023, 60% of the Company's revenue came from sales to the hunting and outdoors market generated by 98 authorized dealers serving this sector. 25% of the Company's revenue came from sales to the public safety sector generated by 56 authorized dealers serving that sector. 3% of the Company's revenue came from international sales, generated by 6 authorized dealers serving that sector. 12% of the Company's revenue came from online sales via the Company's website.

In 2024, 44% of the Company's revenue came from sales to the hunting and outdoors market, driven by 131 authorized dealers serving this sector. 39% of the Company's revenue came from sales to the public safety sector, generated by 68 authorized dealers serving that sector. 7% of the Company's revenue came from international sales, generated by 12 authorized dealers serving that sector. 10% of the Company's revenue came from online sales via the Company's website. These results indicate a substantial increase in penetration into the public safety market and a doubling of authorized dealers serving the international market.

The increase in revenue from 2023 to 2024 was primarily due to an increase in focus on the public safety market, including an increase in marketing expenses, primarily related to social media advertising, the expansion of the dealer network and increased presence at trade shows.

Cost of Sales

Cost of Sales for fiscal year 2023 was $853,706.22 compared to $1,149,540.96 in fiscal year 2024.

Gross Margins

Gross margin for fiscal year 2023 was 51.5% compared to 51% in fiscal year 2024.

Expenses

Expenses for fiscal year 2023 were $883,783.80 compared to $1,143,445.20 for fiscal year 2024.

The increase in operating expenses year over year was 30%, compared to a 32% increase in revenue.

The Company capitalizes its research and development costs over 60 months. The amortized portion for fiscal year 2023 was $30,548.96 compared with $34,567.94 in fiscal year 2024.

Historical results and cash flows:

The Company has expanded its sales efforts in the public safety market and now has over $2 million in outstanding bids to public safety agencies, with the potential for larger orders per customer. Sales cycles for government agencies can range from months to more than a year, and the terms of sale often require extending credit for 30 or more days. The Company has been granted an SBA loan in the amount of $350,000 with a 10 year term and 8 % interest which will help to support purchases of inventory and financing of receivables. The Company has achieved a small profit of $1,925.33 for fiscal year 2024.

**Liquidity and Capital Resources**

At December 31, 2023, the Company had cash of $166,473.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

Creditor: Accompany Capital

Amount Owed: $350,000.00

Interest Rate: 8.0%

Maturity Date: September 2035

Creditor: Gail F. Solomon

Amount Owed: $3,494.68

Interest Rate: 18.0%

Maturity Date: July 23, 2025

Creditor: Simon Arnold Gellis

Amount Owed: $7659.36

Interest Rate: 18.0%

Maturity Date: June 15, 2025

Creditor: Simon Arnold Gellis

Amount Owed: $11,050.13

Interest Rate: 10.0%

Maturity Date: Dec 22, 2025

Creditor: Karen and John Bivona

Amount Owed: $8,736.70

Interest Rate: 18.0%

Maturity Date: July 22, 2025


Creditor: Stanley and Danielle Crump

Amount Owed: $11,981.76

Interest Rate: 18.0%

Maturity Date: August 03, 2025


Creditor: Sasayego Trading LLC

Amount Owed: $4,992.40

Interest Rate: 18.0%

Maturity Date: October 12, 2025


Creditor: Marissa and Jason Garcia

Amount Owed: $10,983.28

Interest Rate: 18.0%

Maturity Date: November 06, 2025


Creditor: Scott Minchuk

Amount Owed: $16,297.19

Interest Rate: 10%

Maturing Date: 2/15/26


Creditor: David Garwin

Amount Owed: $10,511.96

Interest Rate: 10%

Maturing Date: 6/5/25


Creditor: Sania Tharani

Amount Owed: $54,785.35

Maturing Date: 1/8/26


Creditor: Citibank

Amount Owed: $7,687.63

Interest Rate: 7.5%

Maturing Date: 11/8/25


Creditor: Ascendus

Amount Owed: $2,302.45

Interest Rate: 3%

Maturing Date: 8/1/25

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

Name: Mary Ellen Kramer

Mary Ellen Kramer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO/Founder

Dates of Service: September, 2015 - Present

Responsibilities: Executive duties, sales and business development. Currently takes a salary of $60,000 per year

Position: Board Member

Dates of Service: March, 2023 - Present

Responsibilities: Manage the overall business and affairs of the company

Name: Zevi Kramer

Zevi Kramer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Director of Engineering

Dates of Service: April, 2015 - Present

Responsibilities: Responsible for product development and production. Currently takes a salary of $60,000 per year.

Position: Board Member

Dates of Service: March, 2023 - Present

Responsibilities: Manage the overall business and affairs of the company

Name: Shawn Groce

Shawn Groce's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CTO

Dates of Service: September, 2015 - Present

Responsibilities: Responsible for product engineering. Currently takes a salary of $60,000 per year.

Position: Board Member

Dates of Service: March, 2023 - Present

Responsibilities: Manage the overall business and affairs of the company

Name: Neil Roseman

Neil Roseman's current primary role is with Block M Investments, LLC. Neil Roseman currently services N/A hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: May, 2023 - Present

Responsibilities: Governance and oversight

Other business experience in the past three years:

Employer: LodeStar Inspection Services

Title: Partner

Dates of Service: September, 2018 - Present

Responsibilities: Executing strategic management activities.

Other business experience in the past three years:

Employer: Block M Investments, LLC

Title: Managing Member

Dates of Service: June, 2013 - Present

Responsibilities: Managing the overall business and affairs of the company

Other business experience in the past three years:

Employer: LeadProbe, Inc.

Title: Founding Partner and President

Dates of Service: November, 2004 - Present

Responsibilities: Oversees company business and affairs, budgets, and oversight of company departments

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Mary Ellen Kramer

Amount and nature of Beneficial ownership: 5,802,611

Percent of class: 54.9

## RELATED PARTY TRANSACTIONS

None

## OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 588,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 12,200,871 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 138,721 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 891,508 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 449,825 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares of common stock purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electronics development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering shares of Common Stock in the amount of up to $1,235,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage with some of our products and have only manufactured a prototype for our PRO-SL S14 model. Delays or cost overruns in the development of our PRO-SL S14 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits NightRide Thermal Inc. was formed on March 31, 2023, and its predecessor entities NightRide Thermal LLC and Wesa LLC were formed in August 2021 and September 2018 respectively. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. NightRide Thermal Inc. and its predecessors have incurred a net loss and have had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company holds 1 patent, 2 patents pending, and several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on NightRide Thermal Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on NightRide Thermal Inc. could harm our reputation and materially negatively impact our financial condition and business. Our products may be affected from time to time by design and manufacturing defects that could adversely affect our business and result in harm to our reputation. The Company will be offering complex hardware and software products that can be affected by design and manufacturing defects. Sophisticated operating system software and applications, such as those that will be offered by us, often have issues that can unexpectedly interfere with the intended operation of hardware or software products. Defects may also exist in components and products that we source from third parties. Any such defects could make our products unsafe, create a risk of environmental or property damage and personal injury, and subject us to the hazards and uncertainties of product liability claims and related litigation. There can be no assurance that we will be able to detect and fix all issues and defects in the products we offer. Failure to do so could result in widespread technical and performance issues affecting our products and could lead to claims against us. We maintain general liability and product liability insurance; however, design and manufacturing defects, and claims related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we may be exposed to recalls, product replacements or modifications, write-offs of inventory, property, equipment, or intangible assets, and significant warranty and other expenses such as litigation costs and regulatory fines. If we cannot successfully defend any large claim, maintain our general liability insurance on acceptable terms, or maintain adequate coverage against potential claims, our financial results could be adversely impacted. Further, quality problems could adversely affect the experience for users of our products, and result in harm to our reputation, loss of competitive advantage, poor market acceptance, reduced demand for our products, delay in new product introductions, and lost revenue. We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater product returns than expected, either of which could have an adverse effect on our business, financial condition, and operating results. The Company intends to generally provide a minimum 36-month limited warranty on all of its products. The occurrence of any material defects in our products could result in an increase in returns or make us liable for damages and warranty claims in excess of reserves, which could result in an adverse effect on the Company's business prospects, liquidity, financial condition, and cash flows if returns or warranty claims were to materially exceed anticipated levels. In addition, we could incur significant costs to correct any defects, warranty claims, or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality and safety of our products could affect our brand image, decrease consumer confidence and demand, and adversely affect our financial condition and operating results. Also, while our warranty will be limited to repairs and replacements, warranty claims may result in litigation, the occurrence of which could have an adverse effect on our business, financial condition, and operating results. In addition to warranties supplied by us, we may also offer the option for customers to purchase a third-party extended warranty in some markets, which will create an ongoing performance obligation over the warranty period. Extended warranties are regulated in the United States on a state level and are treated differently by state. Outside the United States, regulations for extended warranties vary from country to country. Changes in the interpretation of the insurance regulations or other laws and regulations concerning extended warranties on a federal, state, local, or international level may cause us to incur costs or have additional regulatory requirements to meet in the future. Our failure to comply with past, present, and future similar laws could result in reduced sales of our products, reputational damage, penalties, and other sanctions, which could have an adverse effect on our business, financial condition, and operating results. An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products. Our products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, levels of unemployment, and tax rates. In particular, we believe that the current COVID-19 outbreak and its resulting global macroeconomic impact may adversely affect consumer discretionary spending and may result in lower-than-expected demand for our products in the long term. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, including due to the COVID-19 outbreak, trends in consumer discretionary spending also remain unpredictable and subject to reductions. To date, our business has operated almost exclusively in a relatively strong economic environment and, therefore, we cannot be sure of the extent to which we may be affected by recessionary conditions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and consumer demand for our products may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products could have an adverse effect on our business, financial condition, and operating results. The Company is responsible for the indemnification of its officers and directors. The Company's Certificate of Incorporation provides for the indemnification of the Company's officers and directors under certain circumstances against costs and expenses incurred by such individuals in connection with any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company does not presently intend to obtain applicable insurance with respect to its indemnification obligations, but if acquired, such indemnification policy could result in substantial expenditures, which the Company may be unable to recoup. No assurance can be given that such insurance can be obtained at rates favorable to the Company, if at all, or that, if insurance is obtained, the insurance coverage will be adequate to satisfy any and all claims for indemnification that are made. The valuation of the Shares of Common Stock and the Company was not independently made and the Price Per Share has been arbitrarily set by the Company. No federal or state commission, department, or agency has made any evaluation, finding, recommendation, or endorsement with respect to the Shares. In addition, no third party has reviewed the Company's business plan and other factors relating to the Company and/or its personnel and determined a value for an equity interest in the Company. The price of the Shares has been determined solely by the Company's management. Accordingly, Investors in the Offering should not attribute the Price Per Share as being indicative of the potential value of the Company or their investment in the Company. While the Company believes that the information contained herein, together with the Subscription Agreement and other documents transmitted in connection herewith, contains sufficient information to assist prospective Investors in making an informed investment decision, prospective Investors are encouraged to ask questions of the Company and request additional information concerning the Shares, the Offering and the Company itself. The Company will provide prospective Investors with answers to their questions and any requested additional information, to the extent that the answers and additional information are available or can be obtained without unreasonable effort or expense. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9, 2025.

**NightRide Thermal, Inc.**

By   /s/ *Mary Ellen Kramer*

      Name: NightRide Thermal Inc.

      Title:   President/CEO

---

Exhibit A

**FINANCIAL STATEMENTS**

# NightRide Thermal Inc.
# Profit & Loss
## January through December 2023

|  | Jan - Dec 23 |
|---|---|
| **Ordinary Income/Expense** |  |
| **Income** |  |
| **Bounced Charge Income** | 10.00 |
| **NightRide Product Sales** |  |
| **Sales - NightRide** | 1,836,287.56 |
| **Less - Sales Discounts** | -89,652.29 |
| **Restocking Fees** | 1,379.00 |
| **Sales Tax Collected** | 524.00 |
| **Shipping and Delivery Income** | 4,308.04 |
| **Upgrade Fees** | 8,405.00 |
| **Total NightRide Product Sales** | 1,761,251.31 |
| **Total Income** | 1,761,261.31 |
| **Cost of Goods Sold** |  |
| **Cost of Goods Sold** | 0.00 |
| **Cost of Goods Sold - NightRide** |  |
| **Credit Card Processing Fees** | 33,775.66 |
| **Customer Shipping** | 14,327.27 |
| **Freight and Shipping Costs** | 32,355.06 |
| **Obsolete Inventory** | 7,650.39 |
| **Repairs** | 263.45 |
| **RMA** | 7,732.82 |
| **Sales Commissions** | 72,729.62 |
| **Cost of Goods Sold - NightRide - Other** | 684,871.95 |
| **Total Cost of Goods Sold - NightRide** | 853,706.22 |
| **Total COGS** | 853,706.22 |
| **Gross Profit** | 907,555.09 |
| **Expense** |  |
| **P & L Adjustment - LLC** | -29,153.65 |
| **Payroll Expenses** |  |
| **401(K) Expenses** | 4,650.60 |
| **Payroll - NYPFL** | -378.91 |
| **Payroll - NYS Disability** | -71.40 |
| **Payroll Taxes - FICA** | 28,489.91 |
| **Payroll Taxes - FUI** | 627.13 |
| **Payroll Taxes - NYSUI** | 319.13 |
| **WCI** | 165.20 |
| **Payroll Expenses - Other** | 2,617.60 |
| **Total Payroll Expenses** | 36,419.26 |
| **Payroll** |  |
| **Salary - R&D** | 66,300.00 |
| **Salary - Production** | 113,349.58 |
| **Salary - Marketing** | 68,842.51 |
| **Salary - Admin** | 90,786.90 |
| **Total Payroll** | 339,278.99 |
| **Bank Service Charges** | 6,609.44 |
| **Dues and Subscriptions** | 22,898.08 |
| **Insurance Expense** | 17,097.62 |
| **Interest Expense** |  |
| **Interest on Convertible Debt** | 26,917.47 |
| **Interest on Due to Founder Loan** | 10,092.00 |
| **Interest on Private Loans** | 44,334.45 |
| **Interest Expense - Other** | 1,663.52 |
| **Total Interest Expense** | 83,007.44 |

# NightRide Thermal Inc.
# Profit & Loss
## January through December 2023

|  | Jan - Dec 23 |
|---|---|
| Legal & Professional Fees | 46,335.80 |
| Marketing | 228,075.10 |
| Meals and Entertainment | 25,140.00 |
| Office Expenses | 21,219.51 |
| Rent Expense | 76,309.71 |
| Taxes & Licenses | 896.30 |
| Training & Development | 1,050.00 |
| Travel Expense | 6,109.21 |
| Utilities | 1,490.99 |
| **Total Expense** | 882,783.80 |
| **Net Ordinary Income** | 24,771.29 |
| Other Income/Expense | |
| Other Expense | |
| Fraudulent Charge | 0.00 |
| R&D NightRide | 30,548.96 |
| **Total Other Expense** | 30,548.96 |
| **Net Other Income** | -30,548.96 |
| **Net Income** | **-5,777.67** |

# NightRide Thermal Inc.
# Balance Sheet
### As of December 31, 2023

|  | Dec 31, 23 |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| **Citibank Checking** | 154,518.58 |
| **Petty Cash** | 26.50 |
| **Total Checking/Savings** | 154,545.08 |
| **Accounts Receivable** | |
| **Accounts Receivable** | |
| **StartEngine Deposit Hold** | 18,850.62 |
| **Accounts Receivable - Other** | 106,821.42 |
| **Total Accounts Receivable** | 125,672.04 |
| **Total Accounts Receivable** | 125,672.04 |
| **Other Current Assets** | |
| **Inventory Asset** | |
| **Bulk Inventory** | 10,387.83 |
| **Consigned Inventory** | 24,028.26 |
| **Inventory Asset - Other** | 385,516.94 |
| **Total Inventory Asset** | 419,933.03 |
| **Prepaid Expense** | 145,114.34 |
| **Undeposited Funds** | 71,998.45 |
| **Total Other Current Assets** | 637,045.82 |
| **Total Current Assets** | 917,262.94 |
| **Other Assets** | |
| **Capitalized R & D** | |
| **Accumulated Amortization - R&D** | -5,860.56 |
| **Capitalized R & D - Other** | 83,674.84 |
| **Total Capitalized R & D** | 77,814.28 |
| **Security Deposits** | 5,581.56 |
| **Total Other Assets** | 83,395.84 |
| **TOTAL ASSETS** | 1,000,658.78 |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | |
| **Accounts Payable** | 5,123.45 |
| **Total Accounts Payable** | 5,123.45 |
| **Credit Cards** | |
| **Capital One Spark Credit - 3896** | 13,729.28 |
| **Total Credit Cards** | 13,729.28 |
| **Other Current Liabilities** | |
| **Accrued Sales Commissions** | 2,433.18 |
| **Customer Prepayment** | 11,813.92 |
| **Due to Founder - Kramers** | 3,609.09 |
| **Total Other Current Liabilities** | 17,856.19 |
| **Total Current Liabilities** | 36,708.92 |

## NightRide Thermal Inc.
# Balance Sheet
### As of December 31, 2023

|  | Dec 31, 23 |
|---|---:|
| **Long Term Liabilities** | |
| Private Loans | 224,673.62 |
| Small Business Loan - Ascendus | 6,155.49 |
| Small Business Loan - Citibank | 15,494.71 |
| **Total Long Term Liabilities** | 246,323.82 |
| **Total Liabilities** | 283,032.74 |
| **Equity** | |
| **Common Stock** | |
| Common Stock - Reg D Rule 506 | 160,000.00 |
| Common Stock - Seed Conversion | 1,484,571.25 |
| Common Stock - StartEngine | |
| Offering Expenses | -40,778.61 |
| Offering Proceeds | 319,765.04 |
| Proceeds on Hold | 18,850.62 |
| **Total Common Stock - StartEngi...** | 297,837.05 |
| **Total Common Stock** | 1,942,408.30 |
| Member Equity | -1,656,473.43 |
| Paid in Capital | 437,468.84 |
| Net Income | -5,777.67 |
| **Total Equity** | 717,626.04 |
| **TOTAL LIABILITIES & EQUITY** | 1,000,658.78 |

# NightRide Thermal Inc.
# Profit & Loss
## January through December 2024

|  | Jan - Dec 24 |
|---|---|
| **Ordinary Income/Expense** | |
|   **Income** | |
|     **NightRide Product Sales** | |
|       Sales - NightRide | 2,377,133.65 |
|       Less - Sales Discounts | -78,932.04 |
|       Repair Fees | 4,184.00 |
|       Restocking Fees | 2,776.60 |
|       Sales Tax Collected | 923.73 |
|       Shipping and Delivery Income | 9,421.21 |
|       Upgrade Fees | 2,275.00 |
|       NightRide Product Sales - Other | 5,000.00 |
|     **Total NightRide Product Sales** | 2,322,782.15 |
|     **Other Income** | |
|       Engineering Services | 3,340.00 |
|       Thermal Product Sales - Other | 1,488.92 |
|     **Total Other Income** | 4,828.92 |
|   **Total Income** | 2,327,611.07 |
|   **Cost of Goods Sold** | |
|     **Cost of Goods Sold - NightRide** | |
|       Assembly | 0.00 |
|       Credit Card Processing Fees | 36,865.53 |
|       Customer Shipping | 24,438.29 |
|       Customs Fees and Tariffs | 41,043.40 |
|       Damaged In Manufacturing | 281.90 |
|       Freight and Shipping Costs | 45,735.95 |
|       Obsolete Inventory | 61,750.64 |
|       Repairs | 864.74 |
|       RMA | 15,215.19 |
|       Sales Commissions | 59,170.07 |
|       Sales Tax Paid | 450.72 |
|       Cost of Goods Sold - NightRide - Other | 863,724.53 |
|     **Total Cost of Goods Sold - NightRide** | 1,149,540.96 |
|   **Total COGS** | 1,149,540.96 |
| **Gross Profit** | 1,178,070.11 |
|   **Expense** | |
|     **Payroll Expenses** | |
|       401(K) Expenses | 1,426.03 |
|       Payroll - NYPFL | -94.67 |
|       Payroll - NYS Disability | -62.20 |
|       Payroll Taxes - FICA | 32,547.76 |
|       Payroll Taxes - FUI | 612.46 |
|       Payroll Taxes - NYSUI | 1,926.73 |
|       WCI | 725.64 |
|       Payroll Expenses - Other | 1,827.40 |
|     **Total Payroll Expenses** | 38,909.15 |
|     **Payroll** | |
|       Executive Compensation | 56,692.30 |
|       Salary - R&D | 177,870.78 |
|       Salary - Production | 132,853.43 |
|       Salary - Marketing | 97,394.48 |
|       Salary - Admin | 65,761.04 |
|     **Total Payroll** | 530,572.03 |

# NightRide Thermal Inc.
# Profit & Loss
## January through December 2024

|  | Jan - Dec 24 |
|---|---:|
| **Bank Service Charges** | 4,882.42 |
| **Depreciation Expense** | 3,391.73 |
| **Donated Equipment** | 1,523.70 |
| **Dues and Subscriptions** | 29,042.57 |
| **Insurance Expense** | 29,335.79 |
| **Interest Expense** | |
| **Interest on Private Loans** | 32,800.42 |
| **Interest Expense - Other** | 7,870.95 |
| **Total Interest Expense** | 40,671.37 |
| **Legal & Professional Fees** | 69,833.16 |
| **Marketing** | 242,353.35 |
| **Meals and Entertainment** | 27,703.62 |
| **Office Expenses** | 26,185.83 |
| **Rent Expense** | 81,916.78 |
| **Taxes & Licenses** | 5,805.70 |
| **Travel Expense** | 9,230.72 |
| **Utilities** | 2,087.28 |
| **Total Expense** | 1,143,445.20 |
| **Net Ordinary Income** | 34,624.91 |
| **Other Income/Expense** | |
| **Other Income** | |
| **Interest Income** | 1,868.36 |
| **Total Other Income** | 1,868.36 |
| **Other Expense** | |
| **R&D NightRide** | 34,567.94 |
| **Total Other Expense** | 34,567.94 |
| **Net Other Income** | -32,699.58 |
| **Net Income** | 1,925.33 |

# NightRide Thermal Inc.
# Balance Sheet
### As of December 31, 2024

|  | Dec 31, 24 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| **Citibank Checking** | 40,992.45 |
| **Citibank Money Market** | 125,246.16 |
| **Petty Cash** | 234.31 |
| **Total Checking/Savings** | 166,472.92 |
| **Accounts Receivable** | |
| **Accounts Receivable** | 263,403.93 |
| **Total Accounts Receivable** | 263,403.93 |
| **Other Current Assets** | |
| **Inventory Asset** | |
| **Inventory Adjustment 8-23-24** | 14,018.83 |
| **Bulk Inventory** | 12,481.01 |
| **Consigned Inventory** | 44,095.48 |
| **Inventory Asset - Other** | 478,098.12 |
| **Total Inventory Asset** | 548,693.44 |
| **Prepaid Expense** | |
| **Prepaid Assembly** | 690.40 |
| **Prepaid - Employee Advance** | 1,900.00 |
| **Prepaid Expense - Other** | 14,962.19 |
| **Total Prepaid Expense** | 17,552.59 |
| **Undeposited Funds** | 24,713.67 |
| **Total Other Current Assets** | 590,959.70 |
| **Total Current Assets** | 1,020,836.55 |
| **Fixed Assets** | |
| **Non Recurring Engineering** | |
| **Accumulated Depreciation - NRE** | -3,391.73 |
| **Non Recurring Engineering - Other** | 30,049.00 |
| **Total Non Recurring Engineering** | 26,657.27 |
| **Total Fixed Assets** | 26,657.27 |
| **Other Assets** | |
| **Capitalized R & D** | |
| **Accumulated Amortization - R&D** | -38,669.82 |
| **Capitalized R & D - Other** | 269,438.48 |
| **Total Capitalized R & D** | 230,768.66 |
| **Security Deposits** | 5,581.56 |
| **Total Other Assets** | 236,350.22 |
| **TOTAL ASSETS** | 1,283,844.04 |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | |
| **Accounts Payable** | 20,422.73 |
| **Total Accounts Payable** | 20,422.73 |
| **Credit Cards** | |
| **Capital One Spark Credit - 3896** | 35,598.01 |
| **Total Credit Cards** | 35,598.01 |

## NightRide Thermal Inc.
## Balance Sheet
### As of December 31, 2024

|  | Dec 31, 24 |
|---|---|
| **Other Current Liabilities** | |
| Accrued Sales Commissions | 2,433.18 |
| Due to Founder - Kramers | 40.03 |
| **Total Other Current Liabilities** | 2,473.21 |
| **Total Current Liabilities** | 58,493.95 |
| **Long Term Liabilities** | |
| Small Business Loan - Accompany | 347,640.73 |
| Private Loans | 148,167.91 |
| Small Business Loan - Ascendus | 2,302.45 |
| Small Business Loan - Citibank | 7,687.63 |
| **Total Long Term Liabilities** | 505,798.72 |
| **Total Liabilities** | 564,292.67 |
| **Equity** | |
| **Common Stock** | |
| Common Stock - Reg D Rule 506 | 160,000.00 |
| Common Stock - Seed Conversion | 1,484,571.25 |
| Common Stock - StartEngine | |
| Offering Expenses | -40,778.61 |
| Offering Proceeds | 338,615.66 |
| **Total Common Stock - StartEngine** | 297,837.05 |
| **Total Common Stock** | 1,942,408.30 |
| Member Equity | -1,656,473.43 |
| Paid in Capital | 437,468.84 |
| Retained Earnings | -5,777.67 |
| Net Income | 1,925.33 |
| **Total Equity** | 719,551.37 |
| **TOTAL LIABILITIES & EQUITY** | 1,283,844.04 |

## NightRide Thermal Inc.
## Statement of Cash Flows
### January through December 2024

|  | Jan - Dec 24 |
|---|---|
| **OPERATING ACTIVITIES** | |
| **Net Income** | 1,925.33 |
| **Adjustments to reconcile Net Income** | |
| **to net cash provided by operations:** | |
| **Accounts Receivable** | -156,582.51 |
| **Accounts Receivable:StartEngine Deposit Hold** | 18,850.62 |
| **Inventory Asset** | -92,581.18 |
| **Inventory Asset:Inventory Adjustment 8-23-24** | -14,018.83 |
| **Inventory Asset:Bulk Inventory** | -2,093.18 |
| **Inventory Asset:Consigned Inventory** | -20,067.22 |
| **Prepaid Expense** | 130,152.15 |
| **Prepaid Expense:Prepaid Assembly** | -690.40 |
| **Prepaid Expense:Prepaid - Employee Advance** | -1,900.00 |
| **Accounts Payable** | 15,299.28 |
| **Capital One Spark Credit - 3896** | 21,868.73 |
| **Customer Prepayment** | -11,813.92 |
| **Due to Founder - Kramers** | -3,569.06 |
| **Net cash provided by Operating Activities** | -115,220.19 |
| **INVESTING ACTIVITIES** | |
| **Non Recurring Engineering** | -30,049.00 |
| **Non Recurring Engineering:Accumulated Depreciation - NRE** | 3,391.73 |
| **Capitalized R & D** | -185,763.64 |
| **Capitalized R & D:Accumulated Amortization - R&D** | 32,809.26 |
| **Net cash provided by Investing Activities** | -179,611.65 |
| **FINANCING ACTIVITIES** | |
| **Small Business Loan - Accompany** | 347,640.73 |
| **Private Loans** | -76,505.71 |
| **Small Business Loan - Ascendus** | -3,853.04 |
| **Small Business Loan - Citibank** | -7,807.08 |
| **Common Stock:Common Stock - StartEngine:Offering Procee...** | 18,850.62 |
| **Common Stock:Common Stock - StartEngine:Proceeds on H...** | -18,850.62 |
| **Net cash provided by Financing Activities** | 259,474.90 |
| **Net cash increase for period** | -35,356.94 |
| **Cash at beginning of period** | 226,543.53 |
| **Cash at end of period** | 191,186.59 |

# NightRide Thermal Inc.
# Statement of Cash Flows
### January through December 2023

|  | Jan - Dec 23 |
|---|---:|
| **OPERATING ACTIVITIES** |  |
| Net Income | (179,886) |
| Adjustments to reconcile Net Income |  |
| to net cash provided by operations: |  |
| Accounts Receivable | (75,810) |
| Inventory Asset | (151,048) |
| Prepaid Expense | (111,447) |
| Accounts Payable | 18,853 |
| **Net cash provided by Operating Activities** | (499,339) |
| **INVESTING ACTIVITIES** |  |
| Security Deposits | (1,479) |
| **Net cash provided by Investing Activities** | (1,479) |
| **FINANCING ACTIVITIES** |  |
| Conversion of Debt | (1,203,474) |
| Private Loans | (21,896) |
| Bank Loans | (11,031) |
| Common Stock:Common Stock - Reg D Rule 506 | 160,000 |
| Common Stock:Common Stock - Seed Conversion | 1,375,735 |
| Common Stock:Common Stock - StartEngine:Offering Expenses | (40,779) |
| Common Stock:Common Stock - StartEngine:Offering Proceeds | 338,616 |
| Member Draw | 64,845 |
| Retained Earnings | (79,111) |
| **Net cash provided by Financing Activities** | 582,905 |
| **Net cash increase for period** | 82,087 |
| **Cash at beginning of period** | 72,418 |
| **Cash at end of period** | **154,505** |

| NightRide Thermal Inc. | | |
|---|---|---|
| Statement of Stockholders Equity | December 31, 2024 | |
| | | |
| Beginning Balance at 1/1/2021 | $ | (741,491) |
| Debt Converted to Equity | | 55,800 |
| Distributions | | (21,495) |
| Net Income (Loss) | | (146,052) |
| Ending Balance 12/31/2021 | $ | (853,238) |
| | | |
| Debt Converted to Equity | | 53,036 |
| Distributions | | (43,447) |
| Miscellaneous Adjustment | | 96 |
| Net Income (Loss) | | (228,202) |
| Ending Balance 12/31/2022 | $ | (1,071,755) |
| | | |
| Debt Converted to Equity | | 1,375,735 |
| Purchase of Common Stock | | 498,616 |
| Offering Expenses | | (40,779) |
| Adjustments to Capitalize R & D | | (38,413) |
| Net Income (Loss) | | (5,778) |
| Ending Balance 12/31/2023 | $ | 717,626 |
| | | |
| Net Income (Loss) | | 1,925 |
| Ending Balance 12/31/2024 | $ | 719,551 |
| | | |
| | | |

## NOTE 1 – NATURE OF OPERATIONS

NightRide Thermal Inc. was formed on March 30, 2023 ("Inception") in the State of Delaware. The financial statements of NightRide Thermal Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, New York.

NightRide Thermal Inc. ("NightRide" or the "Company") manufactures and sells vehicle-mounted thermal cameras for primarily professional and commercial use. NightRide cameras offer high-resolution thermal imaging purpose-built for vehicle mounting. The NightRide technology enables reliable vision and identification of objects, obstacles, people, and risks in darkness, smoke, and low-visibility weather. NightRide currently serves the following B to B and B to G markets: public safety and emergency management; local, state, tribal, and federal government agencies; private security, construction, and utilities; wildlife control and outdoor enthusiasts; and the military, defense, and intelligence communities.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and December 31, 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company earns revenue from the sale of its thermal cameras through its network of dealers throughout the US and in select foreign countries. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. The Company establishes a liability for expected returns; recording an asset and a corresponding adjustment to cost of sales for its right to recover products from customers on settling the refund liability.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York State jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**

During the year ending 2020, the Company entered into a term loan agreement for $15,000 with an interest rate of 3% and a term of 60 months. The Company pays principal and interest monthly on an amortized basis. The loan will mature on August 1, 2025.

During the year ending 2021, the Company entered into a term loan agreement for $30,000 with an interest rate of 7.5% and a term of 48 months. The Company pays principal and interest monthly on an amortized basis. The loan will mature on November 1, 2025.

During the year ending 2022, the Company entered into several debt financing agreements totaling $246,570. The promissory notes bear interest at 18% and the term is 36 months. All notes mature in 2025. During the initial year for each note, the Company pays interest only. In years 2 and 3, the Company repays principal plus interest on an amortized schedule. The total balance of principal and interest due as of December 31, 2024 was $47,848.18.

During the year ending 2024, the Company entered into several debt financing agreements with private individuals totaling $85,000. The promissory notes bear interest at 10% and the term is 12 months. All notes mature in 2025 when principal and accrued interest are due. The total balance of principal and interest due as of December 31, 2024 was $92,644.63.

During the year ending 2024, the Company received an SBA loan through Accompany Capital in the amount of $350,000. The loan has a term of 10 years and bears interest at 8 % per year. The Company makes amortized payments each month to repay the loan.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

A lawsuit was filed by Epicenter Innovation, LLC in August 2021 in the New York State Supreme Court, to recover the sum of $21,224, allegedly due on a contract entered into by the parties in September 2019, whereby the plaintiff Epicenter was to provide to the defendant NightRide certain marketing services. NightRide has refused to pay, claiming that Epicenter failed to provide a substantial portion of the services contracted for. The case has been dismissed by the Court as of November 16, 2024.

## NOTE 5 – STOCKHOLDERS' EQUITY

*Common Stock*
We have authorized the issuance of 25,000,000 shares of our common stock with par value of $0.01. As of December 31, 2024 the company has issued 10,720,817 shares of our common stock.

## NOTE 6 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2022, the Company has an outstanding balance of $598,357 in the form of advances from owners. This outstanding balance was converted into common stock in March 2023 at a pre-money valuation of $7 million.

As of December 31, 2022, the Company has entered into two convertible note agreements with family members of one of the Company's founders. The balance of each note was $5,000, respectively. The interest on the notes was 8%. These amounts have been converted into common shares in March 2023. The pre-money valuation of the convertible notes is $7 million.

Block M Investments is principally owned by Neil Roseman who is a director of the company. Block M lent the company $116,000. The balance of principal plus interest has been paid off in its entirety in 2024.

## NOTE 7 – SUBSEQUENT EVENTS

None

I, Mary Ellen Kramer, the President/CEO of NightRide Thermal Inc., hereby certify that the financial statements of NightRide Thermal Inc. and notes thereto for the periods ending December 31, 2023 and December 31, 2024  included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024 the amounts reported on our tax returns were total income of $2,327,611; taxable income of $ 1,483 and total tax of $311.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4th day of April, 2025 (Date of Execution).

*Mary Ellen Kramer*

President, CEO

April 4, 2025

# CERTIFICATION

I, Mary Ellen Kramer, Principal Executive Officer of NightRide Thermal, Inc. , hereby certify that the financial statements of NightRide Thermal, Inc. included in this Report are true and complete in all material respects.

*Mary Ellen Kramer*

President/CEO